EXHIBIT 99.1

Equinor to commence fourth and final tranche of the 2023 share buy-back programme

Equinor (OSE: EQNR, NYSE: EQNR) will on 30 October 2023 commence the fourth tranche of the share buy-back programme for 2023 of up to USD 1.67 billion, as announced in relation with the third quarter results on 27 October 2023. The fourth tranche will end no later than 29 January 2024.

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will hence be cancelled.

According to an agreement between Equinor and the Norwegian State, a proportionate number of the Norwegian State’s shares shall be redeemed and cancelled at the annual general meeting in 2024, ensuring that the State’s ownership interest in Equinor remains unchanged at 67%.

The share buy-back programme for 2023 is structured into tranches where Equinor will buy back shares for a certain value in USD over a defined period. For the fourth tranche of 2023, Equinor is entering into a non-discretionary agreement with an independent third party who will execute repurchases of shares and make its trading decisions independently of the company.

In this fourth tranche, shares for up to USD 550 million will be purchased in the market, implying a total fourth tranche of up to USD 1.67 billion, including shares to be redeemed from the Norwegian State.

This fourth and final tranche will complete Equinor’s announced share buy-back programme of USD 6 billion for 2023.

Further information about the share buy-back programme and the fourth tranche:

The fourth tranche of the share buy-back programme for 2023 is based on an authorisation granted to the Board of Directors at the annual general meeting 10 May 2023. According to the authorisation, the maximum number of shares which can be purchased in the market is 94,000,000 of which 57,290,207 remain available per commencement of the fourth tranche (taken into account buy-backs made under previous tranches). The minimum price that can be paid per share pursuant to the authorisation is NOK 50 and the maximum price is NOK 1,000. The authorisation is valid until the earliest of 30 June 2024 and the annual general meeting in 2024.

An agreement between Equinor and the Norwegian State regulates the State’s participation in the share buy-back: At the annual general meeting in 2024, the State will, as per proposal by the Board of Directors, vote for the cancellation of shares purchased in the market pursuant to the board authorisation, and the redemption and cancellation of a proportionate number of its shares in order to maintain its ownership share in the company. The price to be paid to the State for redemption of the State’s shares shall be the volume-weighted average of the price paid by Equinor for shares purchased in the market plus an interest rate compensation, adjusted for any dividends paid.

In the fourth tranche in 2023, shares will be purchased on the Oslo Stock Exchange and possibly other trading venues within the EEA. Transactions will be conducted in accordance with applicable safe harbour conditions, and as further set out i.a. in the Norwegian Securities Trading Act of 2007, EU Commission Regulation (EC) No 2016/1052 and the Oslo Stock Exchange's Guidelines for buy-back programmes and price stabilization from February 2021.

Based on the above and similar to the second and third tranche of Equinor’s share buy-back programme, the Board of Directors will propose to the annual general meeting in 2024 to cancel shares purchased in this fourth tranche and redeem a proportionate number of the State’s shares.

This is information that Equinor is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

Further information from:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+ 47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584